SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 5)

            Under the Securities Exchange Act of 1934

                     TALLEY INDUSTRIES, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            874687106
                         (CUSIP Number)

                     David J. Levenson, Esq.
              Venable, Baetjer, Howard & Civiletti
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                         August 31, 1995
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement
/ /.



                        Page 1 of 7 Pages

CUSIP No. 874687106                               Page 2 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     931,200

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     931,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     931,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.27%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 3 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     678,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     678,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     678,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     6.75%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 4 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     678,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     678,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     678,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     6.75%

14.  TYPE OF REPORTING PERSON:
     OO



                                                  Page 5 of 8

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     253,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     253,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     253,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.52%

14.  TYPE OF REPORTING PERSON:
     OO



                                                  Page 6 of 8


                          SCHEDULE 13D
                        (Amendment No. 5)


     NOTE: For convenience, Abdullatif Ali Alissa Est. (the "Establishment"), Mr. Alissa, General Investors Limited ("GIL") and Financial Investors Limited ("FIL") are sometimes collectively referred to as the "Filing Persons." All capitalized terms used in this Amendment No. 4 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994, as amended. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 4.   Purpose of Transaction

     On Thursday, August 31, 1995, in Lucerne, Switzerland, Mr. Alissa met with William H. Mallender, Chairman of the Board and Chief Executive Officer of the Company, and Alex Stamatakis, a director of the Company, to discuss enhancing shareholder value for the benefit of all shareholders of the Company. In this connection, Mr. Alissa proposed that the Company: sell non-core businesses; not renew the poison pill in 1996 or submit the question of renewal to a shareholder vote; and nominate and/or elect his designee as a director. Messrs. Mallender and Stamatakis indicated that the proposals would be considered. No agreement or understanding was reached.

Item 5.   Interest in Securities of the Issuer

     As of September 8, 1995, the Filing Persons beneficially owned an aggregate of 931,200 shares of the Company's common stock or about 9.27% of the 10,047,000 outstanding shares. The aggregate beneficial ownership includes 678,100 shares owned by Mr. Alissa indirectly through FIL, which is wholly owned by the Establishment, and 253,100 shares owned by Mr. Alissa indirectly through GIL.

     [The number of shares previously reported by Mr. Alissa as beneficially owned indirectly through FIL, which is owned by the Establishment, was 680,100, which is incorrect due to an immaterial arithmatic error of 2,000 shares. The correct number is 678,100 shares, as reported herein.]
                                                  Page 7 of 8

     The following table sets forth information with respect to all transactions effected by and on behalf of the Filing Persons since the last transaction reported in the last amendment to this
Schedule 13D:

Trade     Number of      Type of                  Price
Date       Shares        Transaction              Per Share

8/24/95     5,000        Open Market Purchase      $8.00
8/29/95     5,000          "     "     "            7.875
9/05/95       500          "     "     "            7.875
9/05/95     5,000          "     "     "            8.00
9/06/95     5,000          "     "     "            8.00
9/07/95     4,000          "     "     "            8.375
9/07/95     5,000          "     "     "            8.875
                                                  Page 8 of 8

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.





                                   ABDULLATIF ALI ALISSA EST.


Dated: September 11, 1995     By:  /s/ Saad A. Alissa
                                   Saad A. Alissa, President



Dated: September 11, 1995          /s/ Saad A. Alissa
                                   Saad A. Alissa



                                   FINANCIAL INVESTORS LIMITED


Dated: September 11, 1995      By: /s/ Saad A. Alissa
                                   Saad A. Alissa, Secretary



                                   GENERAL INVESTORS LIMITED


Dated: September 11, 1995      By: /s/ Saad A. Alissa
                                   Saad A. Alissa, Secretary